OMB APPROVAL
OMB Number: 3235-0116 Expires: November 30, 2023 Estimated average burden hours per response. 8.7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May , 2021.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON REPORTS FIRST QUARTER 2021 FINANCIAL RESULTS

Toronto, Ontario – May 13, 2021 – Excellon Resources Inc. (TSX:EXN, EXN.WT; NYSE:EXN, and FRA:E4X2) (“Excellon” or the “Company”) is pleased to report financial results for the three-month period ended March 31, 2021.

Q1 2021 Financial and Operational Highlights

●	Revenues increased by 76% to $9.8 million during Q1 2020 ($5.6 million in Q1 2020)
●	Gross profit improved by $3.0 million to $1.8 million (Q1 2020 – loss of $1.2 million)
●	Cost profile impacted by additional energy costs of $0.6 million due to increase in natural gas price during mid-February polar vortex in southwest U.S.
●	Total cash cost net of byproducts per silver ounce payable decreased by 13% to $13.43 (Q1 2020 – $15.35)
●	AISC per silver ounce payable decreased by 7% to $24.34 (Q1 2020 – $26.28) or $18.67 excluding non-cash items, the cash component of annual compensation grants and additional electricity costs associated with the polar vortex
●	Production cost per tonne increased by 2% to $297 per tonne (Q1 2020 – $292 per tonne)
●	Cash and marketable securities of $8.3 million at March 31, 2021 (December 31, 2020 – $10.7 million)
●	Other highlights during the quarter included:
o	Positive underground drilling results at the Platosa Mine which identified multiple significant opportunities to define additional mineralization;
o	High-grade silver discovery at Silver City (Grauer Wolf) and drilling results confirming mineralization over 12 kilometres of strike within 36 kilometres of open strike potential; and
o	Doubling ground position at Silver City with the addition of 17,600 hectares of additional exploration licenses.

“Our team in Mexico delivered a strong quarter, though with room for improvement,” stated Brendan Cahill, President and CEO. “As previously disclosed, the polar vortex in February had a sizeable impact on our cost profile, though our team at Platosa did an excellent job mitigating the impact to a great extent. Additionally, we see room for improvement in metal recoveries, which will improve payable metals and by-product credits. Looking toward the coming quarters, we are focused on continuing our drilling programs around Platosa and on the developing Platosa-style target 11 kilometres northwest at Jaboncillo, while we ramp up drill programs at Oakley and Silver City in the coming weeks.”

Financial Results

Financial results for the three-month periods ended March 31, 2021 and 2020 were as follows:

(‘000s of USD, except amounts per share and per ounce)	Q1 2021	Q1 2020
Revenue (1)	9,781	5,561
Production costs	(6,153)	(5,479)
Depletion and amortization	(1,790)	(1,269)
Cost of sales	(7,943)	(6,748)
Gross profit (loss)	1,838	(1,187)

Corporate administration	(2,342)	(1,163)
Exploration	(1,073)	(373)
Other (1)	(651)	(605)
Net finance cost	(725)	(2,091)
Income tax recovery (expense)	31	(953)
Net loss	(2,922)	(6,372)
Loss per share – basic and diluted	(0.09)	(0.28)
Cash flow from (used in) operations (2)	919	(1,849)
Production cost per tonne (3)	297	292
Cash cost per silver ounce payable net of byproducts ($/Ag oz)	13.43	15.35
AISC per silver ounce payable ($/Ag oz) (4)	24.34	26.28
Realized prices:(5)
Silver – ($US/oz)	26.32	15.04
Lead – ($US/lb)	0.92	0.79
Zinc – ($US/lb)	1.25	0.90

(1)	Revenues are net of treatment and refining charges (“TC/RCs”). Refer to Note 18 of the Q1 2021 Condensed Consolidated Financial Statements for detail of the comparative period reclassification of foreign exchange differences on provisionally priced sales.
(2)	Cash flow from operations before changes in working capital.
(3)	Production cost per tonne includes mining and milling costs excluding depletion and amortization.
(4)	AISC per silver ounce payable excludes general and administrative and share-based payment costs attributable to the Company’s non-producing projects. The comparative has been revised to conform with the current allocation.
(5)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.

Revenues increased by 76% to $9.8 million during Q1 2021 (Q1 2020 – $5.6 million) driven by a 19% increase in silver ounces payable and a 75% increase in the average realized silver price relative to the comparative period.

Cost of sales, including depletion and amortization, was $1.2 million higher than Q1 2020. This difference is a result of an increase in energy costs of $0.6 million incurred in February 2021, due to a natural gas price spike following a polar vortex in south Texas, an increase of $0.5 million in depletion and amortization reflecting increased production and larger asset base, and the volume impact of a 2% increase in silver equivalent (“AgEq”) ounces sold in Q1 2021.

The Company recorded a net loss of $2.9 million in Q1 2021 (Q1 2020 – net loss of $6.4 million), an improvement of $3.5 million primarily driven by increased profitability from operations of $3.0 million over the comparative quarter. Administrative expense increased by $0.5 million, reflecting an increase in insurance expense combined with the timing of annual compensation expenses; share-based payment expense increased by $0.6 million in Q1 2021 as annual grants were made in Q2 during 2020.

The $0.7 million increase in exploration expenditures in Q1 2021 compared to Q1 2020 primarily reflects increased drilling at Platosa ($0.3 million) and permitting activities on the Kilgore Project ($0.3 million). Work continued on the Oakley Project, under option to Centerra Gold Inc.

Cash cost net of byproducts per silver ounce payable (or Total Cash Cost) decreased by 13% to $13.43 in Q1 2021 ($15.35 in Q1 2020), driven by a 19% increase in silver ounces payable and a 23% increase in byproduct credits, partially offset by additional energy costs of $0.6 million as a result of the natural gas price spike noted above. Treatment and refining charges (“TC/RCs”) decreased by 17% on a per-ounce-basis, benefiting from renegotiated offtake agreements and lower penalties for deleterious elements through improved mill feed blending.

AISC per silver ounce payable decreased by 7% to $24.34 ($26.28 in Q1 2020), driven by a 19% increase in silver ounces payable and a $0.5 million decrease in sustaining capital expenditures, partly offset by the increase in administrative expenses and share-based payment costs as discussed above. Excluding non-cash items, the cash component of annual compensation grants and additional electricity costs associated with the polar vortex, AISC during the period was $18.67 per silver ounce payable.

All financial information is prepared in accordance with IFRS, and all dollar amounts are expressed in U.S. dollars unless otherwise specified. The information in this press release should be read in conjunction with the Company’s unaudited condensed consolidated financial statements for the three month periods ended March 31, 2021 and 2020, and associated management discussion and analysis (“MD&A”) which are available from the Company’s website at www.excellonresources.com and under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.com/edgar.

The discussion of financial results in this press release includes references to “cash flow from operations before changes in working capital items”, “production cost per tonne”, “cash cost per silver ounce payable”, and “AISC per silver ounce payable”, which are non-IFRS performance measures. The Company presents these measures to provide additional information regarding the Company’s financial results and performance. Please refer to the Company’s MD&A for the three-month periods ended March 31, 2021 and 2020, for a reconciliation of these measures to reported IFRS results.

Operating Results & Outlook

Operating performance for the periods indicated below was as follows:

	Q1	Q1
	2021	2020
Tonnes mined:	21,212	19,899
Tonnes milled:	21,764	19,042
Grades:
Silver (g/t)	524	542
Lead (%)	5.35	5.44
Zinc (%)	6.73	6.78
Recoveries:
Silver (%)	89.7	89.3
Lead (%)	81.8	82.8
Zinc (%)	74.7	74.9
Production(1)
Silver – (oz)	328,747	296,281
AgEq ounces (oz)(2)	516,715	523,742
Lead – (lb)	2,099,741	1,890,456
Zinc – (lb)	2,412,458	2,131,034
Payable:(3)
Silver ounces – (oz)	291,967	246,062
AgEq ounces (oz)(2)	442,582	434,190
Lead – (lb)	1,859,932	1,514,285
Zinc – (lb)	1,802,430	1,805,672
San Sebastián ore processed (t)	-	4,785

(1)	Subject to adjustment following settlement with concentrate purchaser.
(2)	AgEq ounces established using average realized metal prices during the period indicated, applied to the recovered metal content of the concentrates. AgEq ounces produced during Q1 2021 were lower than Q1 2020 as silver prices increased significantly more than base metal prices, resulting in base metal production contributing less to silver equivalency.
(3)	Payable metal is based on the metals delivered and sold during the period, net of payable deductions under the Company’s offtake arrangements, and will therefore differ from produced ounces.

Production in Q1 2021 improved relative to Q1 2020 as the changes and enhancements made in mid-2020 continued to be refined. Head grades and recoveries in Q1 2021 were consistent with Q1 2020, although lower than Q3 and Q4 2020.

Plant improvements during Q1 2021 included rebuilt flotation cells, drying filters, shift schedule modifications and training and management of floor operations, which have begun to stabilize and improve zinc recovery.

Improved maintenance practices and increased plant reliability are expected to sustain high throughput in the upcoming quarters, with opportunities to increase mill recoveries and further improve the operation’s economics.

COVID-19 Update

Excellon continues to implement measures to prevent COVID-19 among the workforce and local communities and to monitor the effectiveness of these measures in mitigating any potential impact on business activities. The Company’s actions have been successful to-date and the pandemic has not had any material impact on production or shipment of concentrate.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities, and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

Alfred Colas, Chief Financial Officer

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to U.S. Investors: The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used on Excellon’s website and in its press releases are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information describing the Company’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws. U.S. investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from the Company, or online at http://www.sec.gov/edgar.shtml.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: May 13, 2021	By:	/s/ Brendan Cahill
President and Chief Executive Officer